Exhibit 99.2
Restore Fairness and Deliver Value to All SINOVAC Shareholders Official communication from the Sinovac Biotech Ltd. Board of Directors, June 2025

| 2 Safe Harbor Statement This presentation and related materials contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s or Board’s control, which may cause actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company and Board do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

| 3 We Are at a Critical Juncture for SINOVAC SAIF has called a Special Meeting of Shareholders to ask SINOVAC shareholders to vote to reconstitute a remnant of the Former Board, which presided over seven years of ignoring or harming your rights and economic interests. The UK Privy Council, in an unappealable ruling in January 2025, deemed this Board to be an “Imposter Board.” The Special Meeting to elect this slate (the “Reconstituted Imposter Former Board Slate”), is the latest in a series of schemes perpetrated by Advantech/Prime Success (“Advantech/Prime”) and Vivo Capital (together known as the “Dissenting Investor Group”) and other members of the Former Management Buyout Consortium to gain control of SINOVAC and buy the Company on the cheap, at the expense of SINOVAC’s common shareholders. Key elements of the scheme to exploit SINOVAC by members of the Former Management Buyout Consortium include: 2017: Attempted and failed to take SINOVAC private at a below-market price (US$7.00 per share).(1) 2018: Attempted and failed to keep the complicit Imposter Former Board in power using an invalid poison pill. (2) 2018: Materially diluted SINOVAC shareholders through the PIPE transaction at a below-market price, at a time when the Company did not need their capital.(3) 2019: Fomented chaos at SINOVAC triggering a NASDAQ trading halt. 2021-2024: When unable to control SINOVAC, shifted to an egregious scheme to gift themselves shares of SINOVAC’s operating subsidiary at a below-market price and proceeded to skim over US$2 billion in distributions for themselves and their allies via shady deals, while blocking dividend payments to SINOVAC’s common shareholders. Present: More lawfare to reseat the Imposter Former Board and stop the current SINOVAC Board from paying dividends. (1) Source: www.sinovac.com/en-us/news/id-2801 (2) Source: www.sinovac.com/en-us/news/id-2781 (3) Source: www.sec.gov/Archives/edgar/data/1084201/000114420418037077/tv497880_ex99-2.htm

| 4 Protect Your Rights as a Shareholder by Standing with the Current SINOVAC Board at the Special Meeting • Do not take the bait and be distracted by the Dissenting Investor Group’s hostile actions and false claims. It’s the same scheme – this time dressed up as a Special Meeting. • Advantech/Prime and Vivo Capital are not legitimate SINOVAC shareholders – they are using SAIF (a member of the Former Management Buyout Consortium) and the Special Meeting to seize control of SINOVAC, a goal that has long evaded them. • They would have succeeded in buying your shares at US$7.00 per share in 2017/2018 if not for 1Globe, which stepped in and used its own resources to defend SINOVAC shareholders and request fairness for all shareholders, despite being invited to join the Former Management Buyout Consortium. • 1Globe fought to ensure your right to fair and independent board representation and a fair share of billions in distributions. • Stand with 1Globe and the current SINOVAC Board, which have been fighting for fairness for all shareholders for nine years and have financed seven years of litigation to protect shareholders’ rights, so that they can distribute up to US$138.73 per common share(1) in dividends to you — the rightful shareholders of SINOVAC. • At the Special Meeting, you will have the power to stop them and send a clear message: SINOVAC WILL NO LONGER BE THEIR PRIVATE PIGGY BANK. • Vote on the WHITE proxy card “AGAINST” Proposal 1 and Proposal 2 at the Special Meeting. (1) See slide 12 for details on dividend distribution.

| 5 The SINOVAC Board is Focused on Restoring Fairness and Delivering Immediate Value to Shareholders Resumption of Good Relations with NASDAQ and Regulators to maximize long-term shareholder value Protecting Valid SINOVAC Shareholders and Paying Dividends in the face of continuous lawfare waged by Advantech/Prime and Vivo Capital Strategic Realignment for Shareholder Value Creation to break a multi-year pattern of self-dealing by the very directors SAIF seeks to reseat Declaration of Dividends to return an appropriate share of distributions to SINOVAC common shareholders The SINOVAC Board will make valid shareholders whole, following years of self-serving practices by the Imposter Former Board. 1 2 3 4

① Check the Dividend Scoreboard Before You Vote!

	Current SINOVAC Board	Imposter Former Board
Dividend Commitments	**US$74.00 / share** within four months[(1)] *(up to US**$138.73** including additional potential payouts[(2)])*	**US$0** during a more than 7-year period

	SINOVAC's Valid Shareholders	SAIF Supporters
Distributions Received to Date	**US$0** total	**>US$2 billion** and counting

Vote on the WHITE proxy card to even the score and pay dividends to valid SINOVAC common shareholders.

(1) Since the Privy Council ruling installed the current SINOVAC Board.

(2) Includes the current SINOVAC Board's stated intention to return an **additional US$14.73 per common share** (US$11.00 + US$3.73 referenced on slide 7) following cancellation of the PIPE shares and its adoption of a new dividend policy that it believes may warrant an **additional US$20.00 – US$50.00 per common share** distribution.

SINOVAC科兴 | 6

| 7 Declaration of Dividends SAIF’s proxy statement says it is in favor of dividends, but the remnant of the Imposter Former Board it seeks to elect never declared a dividend during the seven years it was empowered to do so. To quote the Imposter Former Board following the authorization of over US$1 billion in dividend distributions from 2021 to 2023 to Advantech, Vivo Capital and certain members of the Former Management Buyout Consortium (from the Company’s 2023 20-F filed in April 2024): “We have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on Sinovac Antigua’s shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.” (emphasis added) Why the sudden change of heart? Instead, in just four months since being installed following the Privy Council ruling, the current SINOVAC Board has already demonstrated commitment to dividends by: • Declaring a US$55.00 per common share special cash dividend. • Vigorously defending against Advantech/Prime and Vivo Capital’s attempts to delay payment of the special dividend. • Accelerating the payment date to July 7 – before the Special Meeting. • Intending to return an additional US$11.00 per common share promptly following cancellation of the unauthorized PIPE shares acquired by Advantech/Prime and Vivo Capital. • Deciding to declare a second special cash dividend after the Special Meeting of US$19.00 per common share, thereby making further amends for the billions of subsidiary dividends looted by certain members on SAIF’s Reconstituted Imposter Former Board Slate. If the PIPE shares are cancelled, the valid SINOVAC shareholders will receive an additional US$3.73 per common share. • Adopting a policy to issue regular dividends out of surplus cash above the amount needed to properly capitalize the Company and fund its operations. Based on a preliminary analysis, we believe between US$20.00 – US$50.00 per common share could be distributed to SINOVAC shareholders in the future. 1

| 8 The facts: In 2018, the Imposter Former Board triggered the unlawful poison pill and issued dilutive shares, directly causing the NASDAQ trading halt in February 2019. These same directors presided over sham transactions and material weaknesses in financial reporting leading to the resignation of Grant Thornton, SINOVAC’s independent auditor, and causing further delays in the resumption of trading on NASDAQ. The frivolous lawsuits filed by Advantech/Prime and Vivo Capital make the process of hiring an auditor firm challenging. Promptly after being installed, the current SINOVAC Board engaged with senior officials at NASDAQ to regain compliance with listing standards and resume trading. These discussions have yielded full cooperation from the NASDAQ staff in connection with the US$55.00 per share special cash dividend. The current SINOVAC Board has launched a formal exploration of a potential future listing of SINOVAC’s shares on the Hong Kong exchange in order to promote liquidity, mitigate geopolitical risk and maximize long term shareholder value with the potential to achieve significant value creation for shareholders once listed. In four short months, the current SINOVAC Board has made significant progress unwinding years of compliance shortcomings that directly led to the trading halt that occurred on the watch of the very directors SAIF seeks to reseat. Resumption of Good Relations with NASDAQ and Regulators SAIF's proxy notes SINOVAC shares have not traded for more than six years. What SAIF's proxy fails to mention is that the trading halt is the direct result of self-dealing transactions undertaken by the very directors SAIF seeks to reseat. 2

| 9 Protecting Valid SINOVAC Shareholders and Paying Dividends in the Face of Continuous Lawfare Waged by Advantech/Prime and Vivo Capital • SINOVAC has been saddled with multiple lawsuits since 2018 because of the shady self-dealing of Advantech/Prime, Vivo Capital and certain other members of the former Management Buyout Group and Imposter Former Board. • The Privy Council provided a path forward for SINOVAC and its shareholders when it kicked out the Imposter Former Board, including the very directors SAIF now seeks to reseat, in favor of the current SINOVAC Board that SAIF seeks to remove. • Advantech/Prime and Vivo Capital, undeterred by the final, non-appealable ruling of the Privy Council, continued their campaign against SINOVAC and its valid shareholders, seeking to “double dip” on dividend distributions at the expense of SINOVAC’s valid shareholders. • Most recently, Advantech/Prime brought an action in New York to interfere with the current SINOVAC Board’s payment of the US$55.00 per share special cash dividend as scheduled. Their petition was swiftly DENIED by the Court – marking a strong win for the current SINOVAC Board. The current SINOVAC Board intends to redistribute to SINOVAC’s rightful shareholders an additional US$11.00 per share dividend payment allocable to the PIPE shares held by Advantech/Prime and Vivo Capital to valid SINOVAC shareholders upon cancellation of the PIPE shares at the conclusion of the legal proceedings. 3

| 10 Protect your dividends and maximize the value of your shares. Vote AGAINST the removal of the current SINOVAC Board. Strategic Realignment for Shareholder Value Creation • In four short months since being installed by the Privy Council ruling, the current SINOVAC Board has taken bold steps to cancel invalid transactions undertaken by the very directors SAIF seeks to reseat and break a multi-year pattern of self-dealing that allowed Advantech/Prime, Vivo Capital and their cronies to loot billions of dollars from SINOVAC while common SINOVAC shareholders received nothing. • In addition to dividends, the SINOVAC Board is focused on maximizing long-term value and enhancing governance by: • Accelerating the resumption of trading on NASDAQ and formally exploring a future listing on The Stock Exchange of Hong Kong and potentially other exchanges. • Holding an annual meeting of shareholders in the second quarter of 2026 and nominating a full slate of highly-qualified and independent directors for election. • Executing a global growth strategy to expand SINOVAC’s business in China and globally, leveraging our position as a leading provider of vaccine products. 4

| 11 Appendix

| 12 US$55.00 US$19.00 US$14.73 US$20.00 - US$50.00 Illustrative Potential Dividends to SINOVAC Shareholders Only the current SINOVAC Board can get you these recovery funds. The SAIF Reconstituted Imposter Former Board Slate will never give them up. Distribution of excess cash from the Company Recovery of escrowed dividends assigned to Dissenting Investor Group’s invalid PIPE shares Catch-up dividend for SINOVAC shareholders for 2H24 Catch-up dividend for SINOVAC shareholders through 1H24 TOTAL = US$108.73 – US$138.73

| 13 The Dissenting Investor Group’s Most Recent Blatant Attempt to Interfere With Your Receipt of the US$55.00 Dividend • On June 12, 2025, Advantech/Prime filed a Petition for Emergency Injunctive Relief against SINOVAC, OrbiMed and 1Globe Capital, naming as relief parties Cede & Co., The Depository Trust Company, and Equiniti (the dividend paying agent retained by the SINOVAC Board). • This frivolous lawsuit sought to prevent the SINOVAC Board from paying the US$55.00 special dividend. Their petition was swiftly DENIED by the Court. • Vivo Capital’s counsel also informed the paying agent that they would challenge the dividend and asked the paying agent to withdraw from facilitating the distribution of the US$55.00 per share dividend declared by the SINOVAC Board to all valid shareholders. • The Dissenting Investor Group's self-serving actions – threatening the rightful dividend payment to all valid SINOVAC common shareholders – are unacceptable. They have already pocketed over US$1 billion in dividends from SINOVAC's operating subsidiary, while SINOVAC’s valid shareholders received nothing. • This lawsuit was completely unnecessary – the SINOVAC Board set aside the PIPE shares’ allocation of the US$55.00 per share dividend, pending final resolution of the legal proceedings that the Dissenting Investor Group initiated. There is no risk whatsoever that the Dissenting Investor Group’s allocations of the dividend will not be paid if the courts ultimately decide in their favor regarding the PIPE shares. While Advantech/Prime and Vivo Capital continue to wage a self-serving, multi-pronged lawfare strategy against SINOVAC, we are fighting back – and winning.

| 14 History of the Dissenting Investor Group’s Hostile Actions .. 1 March 2018: Defying Shareholder Votes After losing the AGM vote, the Dissenting Investor Group-controlled Imposter Former Board refused to accept the outcome. Instead, they used SINOVAC funds for litigation and implemented an invalid poison pill to illegally target SINOVAC’s largest shareholder. July 2018: Invalid Board Actions and NASDAQ Halt The Imposter Former Board appointed Vivo Capital’s Shan Fu as a director without authority, violating Antiguan law. They then triggered the invalid poison pill and issued dilutive exchange shares, which directly caused the NASDAQ trading halt in February 2019. 2021–2024: Withholding Shareholder Dividends The Dissenting Investor Group received over US$1 billion in dividends from SLS. SINOVAC – the majority shareholder of SLS – and its shareholders received nothing, since the Imposter Former Board did not distribute SINOVAC’s pro rata share of such cash dividends to SINOVAC shareholders. 2016-2017: Privatization Push The Dissenting Investor Group tried to privatize SINOVAC at below-market prices, sparking competing offers and a battle for control with another buyout group. July 2018: PIPE Investment Power Grab The Dissenting Investor Group issued 11.8 million shares to themselves through a PIPE investment at a below-market price. This unauthorized move diluted shareholders by ~20% and secured their control. SINOVAC was profitable and did not need this cash infusion. 2020: Exploitation for Profit The Dissenting Investor Group exploited SINOVAC by investing US$15 million in convertible debt for a 15% stake in SINOVAC Life Sciences (“SLS”), SINOVAC’s subsidiary, despite the company not needing the funds. Six months later, another investor paid US$515 million (34x more) for an equivalent 15% stake in SLS – valuing SLS at over US$3.4 billion and exposing the Dissenting Investor Group’s blatant undervaluation and self-serving actions. 2025: Blocking Shareholder Payouts The Dissident Investor Group is taking legal action to block SINOVAC’s US$55.00 per common share special dividend. They seek to claim a portion of the dividend, despite already pocketing over US$1 billion in dividends.

| 15 Invalid PIPE Investment Was a Blatant Act of Self-Dealing By the Dissenting Investor Group Advantech/Prime and Vivo Capital are not legitimate SINOVAC shareholders. Their ownership is the result of an invalid PIPE transaction, which is in the process of being unwound. • In July 2018, the Imposter Former Board approved an invalid PIPE transaction, issuing 11.8 million common shares to the Dissenting Investor Group at below market price. • SINOVAC was not in need of the cash infusion from the PIPE Investment. Even without the PIPE, SINOVAC would have been cash flow positive in 2H18 and 2019. • Additionally, SINOVAC disclosed in its 2023 20-F released in April 2024 that the proceeds haven’t even been used: “On July 2, 2018, we completed a private placement of Sinovac Antigua’s common shares (the “PIPE”) with private investors Vivo Capital and Advantech Capital (the “PIPE Investors”), whereby we received gross proceeds of $86.73 million. The purpose of the proceeds of this offering was to be used to increase our capabilities in research relating to quality control and to build additional production facilities to support the development and commercialization of sabin inactivated polio vaccine (“sIPV”) -based combination vaccine and other new vaccine projects. These proceeds have not yet been utilized due in part to the disruptive actions of certain of Sinovac Antigua’s shareholders and the related litigation, which remains ongoing.” • The PIPE Investment was carried out primarily to ensure additional share support for the Dissenting Investor Group-controlled Imposter Former Board while causing ~20% dilution to existing shareholders.

Egregious Scheme to Steal Value with Gifted Shares of SINOVAC's Operating Subsidiary



Implied Valuations of SLS
US$100 million
US$3,400 million
34x
US$515 million investment
for 15% of SLS ~6 months later
US$15 million "gift"
for 15% of SLS weeks before emergency authorization
Vivo Capital and Advantech/Prime
Another Investor

- **Development of CoronaVac by SINOVAC's subsidiary Sinovac Life Sciences ("SLS") was well underway in January 2020 and the Company was well capitalized to fund its development.**
- **SLS did not need the US$15 million investment from Vivo Capital and Advantech/Prime in May 2020.** SLS' cash balance in 1Q20 and 2Q20 was healthy and SLS was cash flow positive in 3Q20 and 4Q20.
- **The Company was having active discussions with Chinese regulatory agencies for approval – the Dissenting Investor Group's investment in May 2020 was suspiciously timed to take advantage of an imminent approval by the Chinese government, which occurred in June 2020.**
- For context, on May 18, 2020 – the day Vivo Capital and Advantech/Prime invested in SLS – the market cap of Moderna was US$29.6 billion and the market cap of CanSino Biologics, a Chinese vaccine developer, was US$6.1 billion. Neither company had yet secured emergency use authorization for their COVID vaccines. Vivo Capital and Advantech/Prime acquired SLS shares at a paltry US$100 million valuation, a massive 98% discount to prevailing comps.

SINOVAC科兴 | 16

| 17 Additional Governance Failures of the Imposter Former Board In addition to the PIPE transaction and the SLS investment, the current SINOVAC Board has identified several additional governance failures by the Imposter Former Board, including: • Share grants to select minority shareholders. • Excessive bonuses to SINOVAC management team. • Non-arms length investments by SINOVAC of nearly US$100 million in Vivo Capital Funds in 2022-2023. The current SINOVAC Board is taking the necessary steps to correct the injustices of the past, investigate conflicts of interest, defend against the Dissenting Investor Group’s hostile actions and position SINOVAC for a brighter tomorrow.

| 18 The Imposter Former Board Directly Caused the Departure of SINOVAC’s Auditor The Dissenting Investor Group’s Myth: The Company’s former auditor, Grant Thornton, resigned because of actions by the current SINOVAC Board. The Reality: Grant Thornton stated its resignation was not the result of any disagreement with the current SINOVAC Board. Grant Thornton resigned because, following the Privy Council’s ruling that the former Board were “Imposters”, they could not rely on representations about the Company’s financials in 2021, 2022, and 2023. Grant Thornton disclosed that a material weakness and a significant deficiency in SINOVAC’s internal controls over financial reporting existed as of December 31, 2023, when the Company was still under the de facto control of the Imposter Former Board. The Audit Committee of the current SINOVAC Board has commenced and is diligently conducting a process to evaluate and select a new independent registered public accounting firm for the company.

A Detailed Examination of the Imposter Former Board's Financial Missteps and Grant Thornton's Resignation

March 28, 2025	Sven H. Borho was appointed new Chair of the Board's Audit Committee.
April 4, 2025	SINOVAC's Management informed the new Audit Committee Chair that the Company's 2024 draft financial reports are not available.
April 6, 2025	New Audit Committee Chair had first call with Grant Thornton who reported several unresolved audit issues, many stemming from the PCAOB review. Grant Thornton stated that the 2024 audit could not be completed by the April 30 deadline and that they did not expect to receive the first draft of Form 20-F from SINOVAC for another 2–3 weeks.
April 14, 2025	New Audit Committee Chair had second call with Grant Thornton who notified the Board of their intent to resign as independent auditor.
April 19, 2025	Grant Thornton met with the Audit Committee, citing concerns identified during the PCAOB review, including material weaknesses in SINOVAC's internal controls.
April 24, 2025	The Audit Committee received the Company's first draft of Form 20-F, which was incomplete and missing substantial financial information.
April 28, 2025	The Audit Committee received the first draft of the Company's balance sheet and cash flow statement, detailing additional dividend payments to minority shareholders in the second half of 2024.
April 30, 2025	SINOVAC filed Form 6-K with the U.S. SEC announcing the Form 20-F delay.
May 23, 2025	SINOVAC received NASDAQ notification regarding late filing of the 2024 Annual Report. The Company has 60 days to submit a plan to regain compliance.

SINOVAC科兴 | 19

| 20 Vote AGAINST the Proposal to Remove the SINOVAC Board Your vote is critical to SINOVAC’s future. We urge you to keep SINOVAC’s Board in place and vote on the WHITE proxy card “AGAINST” Proposal 1 to remove the current SINOVAC Board and “AGAINST” Proposal 2 to appoint the Reconstitued Imposter Former Board Slate. Your vote is critical to ensuring that SINOVAC remains on the path to stability, growth and value creation for all shareholders. DISCARD any items you received asking you to vote for the Reconstitued Imposter Former Board Slate. If you have already voted for the Reconstitued Imposter Former Board Slate, you can subsequently revoke it by using the WHITE proxy card or WHITE voting instruction form to vote. Only your latest-dated vote will count! If you have questions about how your vote can be counted, please contact our proxy solicitor Georgeson LLC, toll free at (844) 568-1506 in the U.S and (646) 543-1968 outside the U.S. or via email at SinovacSpecialMeeting@georgeson.com.